FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 August 2016
HSBC HOLDINGS PLC
2016 INTERIM RESULTS - HIGHLIGHTS

Strategy execution

●	Announcing a share buy-back of up to $2.5bn in the second half of 2016 ('2H16') following the successful disposal of HSBC Bank Brazil on 1 July 2016.

●	Reported and adjusted operating expenses down; tight cost control with run-rate saves of more than $2.0bn since the commencement of our cost-savings programme.

●	US successfully achieved a non-objection to its capital plan, which included a dividend payment in 2017, as part of the Comprehensive Capital Analysis and Review ('CCAR').

●	Further reduced RWAs in 1H16 by $48bn through management actions bringing the total since 2014 to $172bn.

●	Continued to capture value from our international network and gained market share in key Asian markets and businesses.

●	Commitment to sustain annual ordinary dividend in respect of the year at current levels for the foreseeable future.

Stuart Gulliver, Group Chief Executive, said:

"Following the successful sale of our Brazil business and having received the appropriate regulatory clearances, I am pleased to announce that we will execute a share buy-back of up to $2.5bn, which should benefit all shareholders and demonstrates the strength and flexibility of our balance sheet. We performed reasonably well in the first half. I am particularly pleased with our progress in reducing costs and continuing to reduce risk-weighted assets. Our highly diversified, universal banking business model helped to drive growth in a number of areas and we captured market share in many of the product categories that are central to our strategy. While economic conditions remain difficult, we are making progress in all of the areas within our control. In the meantime, our balanced business model, strong liquidity and strict cost management make us highly resilient."

Financial performance

●	Reported profit before tax ('PBT') in 1H16 of $9,714m, down by $3,914m; adjusted PBT of $10,795m, down $1,755m - a reasonable performance in the face of considerable uncertainty.

●	Adjusted revenue of $27,868m, down 4% compared with a strong 1H15; client-facing GB&M and BSM down 7% and Principal RBWM down 6%. Continued momentum in CMB, up 2%.

●	Adjusted loan impairment charges of $2,366m reflecting charges in the oil and gas, and metals and mining sectors, and from Brazil; in line with 1Q16.

●	Strong capital base with a CRD IV end point CET1 capital ratio of 12.1%, up from 11.9% at 31 December 2015.

●	Leverage ratio remained strong at 5.1%.

	Half-year to 30 Jun
	2016	2015	Change
	$m	$m	%
Financial highlights and key ratios1
Reported profit before tax	9,714	13,628	(28.7)
Adjusted profit before tax	10,795	12,550	(14.0)
Return on average ordinary shareholders' equity (annualised)	7.4%	10.6%
Adjusted jaws	(0.5%)	(2.9%)

	At
	30 Jun	31 Dec
	2016	2015	Change
	%	%
Capital and balance sheet
Common equity tier 1 ratio2	12.1	11.9
Leverage ratio	5.1	5.0

	$m	$m	$m

Loans and advances to customers	887,556	924,454	(36,898)
Customer accounts	1,290,958	1,289,586	1,372
Risk-weighted assets	1,082,184	1,102,995	(20,811)
For footnotes, see page 2.

HSBC Holdings plc	Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com Incorporated in England with limited liability. Registered number 617987

Financial Review

	Half-year to 30 Jun
	2016	2015
	$m	$m
Reported
Revenue3	29,470	32,943
Loan impairment charges and other credit risk provisions	(2,366)	(1,439)
Operating expenses	(18,628)	(19,187)
Profit before tax	9,714	13,628

Adjusted
Revenue3	27,868	29,178
Loan impairment charges and other credit risk provisions	(2,366)	(1,279)
Operating expenses	(15,945)	(16,605)
Profit before tax	10,795	12,550

Significant items affecting adjusted performance - (gains)/losses
Revenue
Debit valuation adjustment on derivative contracts	(151)	(165)
Disposal costs of Brazilian operations	32	-
Fair value movements on non-qualifying hedges	397	45
Gain on sale of several tranches of real estate secured accounts in the US	(68)	(17)
Gain on disposal of our membership interest in Visa Europe	(584)	-
Gain on the partial sale of shareholding in Industrial Bank	-	(1,372)
Own credit spread	(1,226)	(650)
Releases arising from the ongoing review of compliance with the UK Consumer Credit Act	(2)	(12)

Operating expenses
Costs-to-achieve	1,018	-
Costs to establish UK ring-fenced bank	94	-
Disposal costs of Brazilian operations	11	-
Impairment of Global Private Banking - Europe goodwill	800	-
Regulatory provisions in Global Private Banking	4	147
Restructuring and other related costs	-	117
Settlements and provisions in connection with legal matters	723	1,144
UK customer redress programmes	33	137

1
Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.

2	Since 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios have been aligned for HSBC Holdings plc.

3	Net operating income before loan impairment charges and other credit risk provision, also referred to as revenue.

Share buy-back

●	Following the successful sale of the Brazil business, the Board has determined to carry out a share buy-back of up to $2.5bn to reduce its outstanding ordinary shares ('buy-back').

●	The Group has received regulatory approval from the Prudential Regulation Authority to commence the buy-back and intends that the repurchased shares will be held in treasury.

●	The Board intends to announce the commencement of the buy-back in due course. It is expected to be completed by the end of 2016.

The sections of this announcement relating to the buy-back contain inside information. This announcement is made by HSBC Holdings plc pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Hong Kong Listing Rules')) under Part XIVA of the Securities and Futures Ordinance (Cap. 571) and Rule 13.09(2)(a) of the Hong Kong Listing Rules.

HSBC HOLDINGS PLC

Group Chairman's Statement

Statement by Douglas Flint, Group Chairman

Amid a turbulent period, nothing cast doubt on the strategic direction and priorities we laid out just over a year ago.

The first half of 2016 was characterised by spikes of uncertainty which greatly impacted business and market confidence. This was reflected in lower volumes of customer activity and higher levels of market volatility. Concern over the sustainable level of economic growth in China was the most significant feature of the first quarter and, as this moderated, uncertainty over the upcoming UK referendum on membership of the European Union intensified. Demand for credit for investment slowed as a consequence. Equity market activity was also markedly lower, particularly in Hong Kong, reflecting both economic uncertainty and weaker market pricing, which was exacerbated by net selling from sovereign funds impacted by lower oil prices. The period ended with exceptional volatility as financial markets reacted to the UK referendum decision to leave the EU, a result that had not been anticipated.

HSBC came through this period securely as our diversified business model and geographic profile again demonstrated resilience in difficult market conditions.

Pre-tax profits of $9.7bn on a reported basis were $3.9bn, 29% lower than in the first half of 2015. On the adjusted basis used to assess management performance, pre-tax profits were $10.8bn, some 14% lower than in the comparable period. Most of the decline in respect of our global business revenues reflected weaker market-facing activity, where lower transaction volumes evidenced customer restraint in uncertain times. Credit-related income remained solid although impairment charges rose against historically low levels. We made progress against our cost challenges, in reducing legacy assets and taking actions to release capital from secondary activities.

As a consequence, our common equity tier 1 capital position, which is critical to our capacity to sustain our dividend, strengthened to 12.1% from 11.9% at the beginning of the year. The sale of our Brazilian operations which closed on 1 July is expected to add a further 0.7 of a percentage point in the third quarter. Earnings per share were $0.32 (1H15: $0.48). Our first two dividends in respect of the year, of $0.20 in aggregate, were in line with our plans and the prior year.

Reflecting this strengthened capital position, the Board has determined to return to shareholders $2.5bn, approximately half of the capital released through the sale of Brazil, by way of a share buy-back to be executed during the second half of the year.

The Board has also determined that in light of the current uncertain economic and geo-political environment, together with our projections for an extended period of low interest rates, it would be appropriate to remove a timetable for reaching our target return on equity in excess of 10%. While the target remains intact and appropriate, the current guidance which points to the end of next year is no longer considered achievable. In addition, the Board is planning in this environment on the basis of sustaining the annual dividend in respect of the year at its current level for the foreseeable future.

Strategic direction remains clear

Nothing that has happened in this turbulent period casts doubt on the strategic direction and priorities we laid out just over a year ago. Our focus on the Pearl River Delta remains a key priority. We see growing movement in public policy decisions towards needed infrastructure investment on a massive scale, notably through the Belt and Road initiative in China, to underpin increased urbanisation across Asia, the Middle East and Africa, and in support of the transition to a lower carbon economy. Capital markets development in both Europe and Asia remains essential to diversify funding sources, to address demographic ageing and to expand the role of 'green' bond finance. Outward investment from China is growing fast and is expected to accelerate. Internationalisation of the renminbi is also expected to accelerate as a consequence of all of the above. HSBC is well positioned for all of these mega trends, with clear evidence of this contained within the Group Chief Executive's Review.

Regulatory policy must be aligned with public policy support for growth

At the end of June we, along with the rest of the banking industry, submitted analysis to the Basel Committee on Banking Supervision in response to their request for a quantitative impact assessment around new proposals, inter alia, aimed at reducing the complexity of the regulatory framework and improving comparability. How the regulatory community responds to this consultation, due by the end of this year, is of huge importance to our customers and our shareholders. Any substantial further increase in capital requirements, which is quite possible within the range of outcomes implied by industry-wide impact studies, could have a major impact on the availability and cost of credit, as well as on the return on capital our industry is able to generate. Such constraints would also lean against the increased public policy emphasis on stimulating economic growth at a time of elevated uncertainties.

We therefore welcome statements from within the regulatory community and, most recently, in the communiqué from the G20 Finance Ministers and Central Bank Governors meeting in Chengdu, China, that these proposals should not lead to a significant broad-based increase in overall capital requirements. This is consistent with our view that satisfactory levels of capital have been achieved in most banks through the already extensive revisions to the regulatory capital framework. These, together with improvements in risk management and stress testing, have contributed to financial stability, with significantly increased levels of regulatory capital now in place. Near finalisation of the principal resolution regimes have also significantly extended the range of capacity available to absorb losses in the event of failure. A revised calibration that failed to take this progress into account would, in our view, risk undermining that progress.

HSBC HOLDINGS PLC

Group Chairman's Statement

UK referendum on EU membership

As a consequence of the UK referendum decision to leave the European Union, we are entering a new era for the UK and UK business. The work to establish fresh terms of trade with our European and global partners will be complex and time-consuming. Our first priorities have been to offer support to our colleagues working outside their home country who may feel unsettled, as well as proactively reaching out to and working with our customers as they prepare for the new environment.

Now is a time for calm consideration of all the issues at hand and careful assessment of how prosperity, growth and a dynamic economy for both the UK and the rest of Europe can be ensured following an orderly transition period. Critical elements include securing the best possible outcome on continuing terms of trade and market access, and ensuring the UK remains attractive for inward investment and has access to all the skills necessary to be fully competitive.

HSBC's experience in facilitating and financing trade for over 150 years has shown the value and importance of open trading relationships - for individuals, businesses, communities and nations. We believe that such an open trading relationship must be at the centre of the new relationship between the UK and the EU, and indeed the rest of the world. We aim to do our part in making the transition for our customers to the new arrangements as smooth as possible.

Board changes

Since we last reported to shareholders we have welcomed David Nish to the Board. David most recently served as Chief Executive Officer of Standard Life plc between 2010 and 2015, having originally joined as its Group Finance Director in 2006. He brings to HSBC considerable relevant experience in financial services, in financial accounting and reporting, as well as a wide-ranging understanding of all aspects of corporate governance. David has also joined the Group Audit Committee.

Outlook

It is evident that we are entering a period of heightened uncertainty where economics risks being overshadowed by political and geo-political events. We are entering this environment strongly capitalised and highly liquid. More importantly, given our history we have considerable experience within the senior management ranks of responding to severe stress events, experience that was deployed most recently in successfully dealing with the market volatility which followed the UK referendum decision on EU membership. Re-positioning our own European business once the future of the UK's current 'passporting' arrangements for financial services is clarified in the upcoming negotiations will add to the very heavy workload already in place to address the regulatory and technological changes that are reshaping our industry. On behalf of the Board let me therefore close my statement by once again recognising the dedicated commitment and effort by all of our 239,000 colleagues to implement these changes and so position HSBC for future success.

HSBC HOLDINGS PLC

Group Chief Executive's Review

Review by Stuart Gulliver, Group Chief Executive

Our highly diversified, universal banking business model helped to drive growth and capture market share in a number of areas.

Performance

We performed reasonably well in the first half in the face of considerable uncertainty. Profits were down against a strong first half of 2015, but our highly diversified, universal banking business model helped to drive growth in a number of areas. We also captured market share in many of the product categories that are central to our strategy.

We completed the sale of our Brazil business to Banco Bradesco S.A. in July. This transaction reduces Group risk-weighted assets by around $40bn and would increase the Group's common equity tier 1 ratio from 12.1% at 30 June 2016 to 12.8%.

Global Banking and Markets weathered a large reduction in client activity in January and February, but staged a partial recovery in the second quarter. Equities and Foreign Exchange had a difficult half, but Rates performed well on the back of increased client volumes. Global Banking and Markets also achieved some of its strongest rankings for Debt Capital Markets and Mergers and Acquisitions. Improved collaboration with Commercial Banking was cited as a major factor in the naming of HSBC as 'World's Best Investment Bank' and 'World's Best Bank for Corporates' at the Euromoney Awards for Excellence 2016. The citation also highlighted HSBC's diversified and differentiated business model, and described HSBC as 'one of the most joined-up firms in the industry'.

Retail Banking and Wealth Management was also affected by reduced client activity. This led to lower revenue in our Wealth businesses, albeit against last year's strong second quarter which was boosted by the Shanghai-Hong Kong Stock Connect. While the revenue environment was challenging, we were able to capture our highest ever share of the Hong Kong mutual fund market by providing the right products to help clients manage the current economic environment. Higher lending balances in Mexico and increased customer deposits in all but one region compensated partly for the reduction in revenue from Wealth Management, with positive implications for future growth.

Commercial Banking performed well on the back of targeted loan growth in the UK and Mexico, and higher client balances in Global Liquidity and Cash Management. We maintained our position as the world's number one trade finance bank, with revenue growth and market share gains in Receivables Finance and Supply Chain Finance. We are in an excellent position to capitalise when global trade starts to recover.

Global Private Banking attracted $5bn of net new money in the first half, more than half of which came through greater collaboration with our other Global Businesses. This demonstrates the value that the Private Bank brings to our clients from across the Group and the important role it plays within our universal banking business model.

Loan impairment charges increased, mainly in the oil and gas, and metals and mining sectors, and in Brazil due to weakness in the Brazilian economy. We remain confident of our credit quality.

Strategy

We are now more than a year into implementing our strategic actions to improve returns and gain the maximum value from our international network. We have made good progress in the most pressing areas but have further to go in others, due largely to external factors.

In the first half of the year we removed an extra $48bn of risk-weighted assets from the business, around half of which came from Global Banking and Markets. This takes us more than 60% of the way towards our target and keeps us on track to deliver the savings we promised by the end of 2017. These savings were in addition to the $40bn reduction from the completion of the sale of our operations in Brazil in July.

We continue to make material progress in cutting costs. In the first half of 2016 we reduced our cost base compared with the first half of 2015, in spite of inflation and continued investment in compliance, regulatory programmes and growth. We have achieved this through tight cost control, operational enhancements and better use of digital platforms, improving our service to customers in the process. We are on track to hit the top end of our $4.5-5.0bn cost savings target range.

We are on the way to restoring profitability in our businesses in Mexico and the US. These are important businesses for the wider Group.

Having commenced the reshaping and de-risking of our Mexico operations in 2012, we have been rebuilding the business since the start of 2015. Since then, we have expanded our share of the cards, personal loans and mortgage markets, and grown our trade finance and international payments operations. As a consequence, adjusted revenues were up by 12% in Retail Banking and Wealth Management and 27% in Commercial Banking. Adjusted profits in our Mexico business were up 37% on the same period last year.

In the US, we have invested in Commercial Banking, and Global Banking and Markets to increase revenue from our network. We have also made rapid progress in cutting costs and removing wholesale risk-weighted assets. We have continued to wind down our US CML run-off portfolio quickly and efficiently, disposing of an extra $4.7bn of legacy assets in the first half of 2016. This progress, along with further improvements in our capital planning and management processes, helped the US business to achieve a non-objection to the capital plan it submitted as part of this year's Federal Reserve Comprehensive Capital Analysis and Review ('CCAR'). This plan includes a proposed dividend payment to HSBC Holdings plc in 2017, which would be the first such payment to the Group from our US business since 2007.

HSBC HOLDINGS PLC

Group Chief Executive's Review

Two-thirds of our adjusted profit before tax, or $7.2bn, came from Asia in the first half of 2016, up from 62% in the same period last year. We have continued to develop our Asia businesses, particularly Asset Management and Insurance, and our operations in the ASEAN region and the Pearl River Delta. We increased revenue in all four areas compared with the same period last year and increased assets under management in Asia by 7%. We also maintained our leadership of the market for renminbi business, topping the Asiamoney Offshore RMB Poll for 'Best Overall Provider of Offshore RMB Products and Services' for the fifth year in a row.

There are areas where we have more to do. Our pivot to Asia depends on our ability to redeploy the capital that we have made available. While we have clearly demonstrated that we can release capital by reducing risk-weighted assets, the global slow-down has delayed the process of redistributing that capital in Asian growth markets. This will not happen until we judge it to be in the best interests of shareholders.

We are continuing to implement Global Standards throughout HSBC.

Share buy-back

Our strong capital position and stable earnings mean that we are able to retire some of the equity that we no longer require to support the Brazil business. Having received the appropriate regulatory clearances, we will therefore execute a $2.5bn share buy-back in the second half of the year.

Looking forward

Following the outcome of the referendum on the UK's membership of the European Union, there has been a period of volatility and uncertainty which is likely to continue for some time. We are actively monitoring our portfolio to quickly identify any areas of stress, however it is still too early to tell which parts may be impacted and to what extent.

While the economic environment remains difficult, the action we have taken has already put us in a far better position for when normal conditions return. HSBC is stronger, leaner and better connected than it was last June. There is much still to do, but we are making progress in all of the areas within our control. In the meantime, our balanced and diversified business model, strong liquidity and strict cost management make us highly resilient.

HSBC HOLDINGS PLC

Financial Review

	Half-year to
	30 Jun		30 Jun		31 Dec
	2016		2015		2015
	$m		$m		$m
For the period
Profit before tax	9,714		13,628		5,239
Profit attributable to shareholders of the parent company	6,912		9,618		3,904
Dividends declared on ordinary shares	6,118		5,796		3,914

At the period end
Total shareholders' equity	191,257		192,427		188,460
Total regulatory capital	186,793		195,110		189,833
Customer accounts	1,290,958		1,335,800		1,289,586
Total assets	2,608,149		2,571,713		2,409,656
Risk-weighted assets	1,082,184		1,193,154		1,102,995

	$		$		$
Per ordinary share
Basic earnings	0.32		0.48		0.17
Dividends1	0.31		0.30		0.20
Net asset value	8.75		9.11		8.73
Share information
$0.50 ordinary shares in issue	19,813	m	19,516	m	19,685	m

1
The dividends per ordinary share of $0.31 shown in the accounts comprise dividends declared during the first half of 2016. This represents the fourth interim dividend for 2015 and the first interim dividend for 2016.

Distribution of results by geographical region
Profit/(loss) before tax

	Half-year to
	30 Jun 2016		30 Jun 2015		31 Dec 2015
	$m	%	$m	%	$m	%

Europe	1,579	16.3	2,205	16.2	(1,562)	(29.8)
Asia	7,155	73.7	9,400	69.0	6,363	121.5
Middle East and North Africa	985	10.1	901	6.6	636	12.1
North America	50	0.5	690	5.1	(76)	(1.5)
Latin America	(55)	(0.6)	432	3.1	(122)	(2.3)

Profit before tax	9,714	100.0	13,628	100.0	5,239	100.0

Tax expense	(2,291)		(2,907)		(864)

Profit for the period	7,423		10,721		4,375
Profit attributable to shareholders of the parent company	6,912		9,618		3,904
Profit attributable to non-controlling interests	511		1,103		471

Distribution of results by global business
Profit/(loss) before tax

			Half-year to
	30 Jun 2016		30 Jun 2015		31 Dec 2015
	$m	%	$m	%	$m	%

Retail Banking and Wealth Management	2,382	24.5	3,362	24.7	1,605	30.6
Commercial Banking	4,304	44.3	4,523	33.2	3,450	65.9
Global Banking and Markets	4,006	41.2	4,754	34.9	3,156	60.2
Global Private Banking	(557)	(5.7)	180	1.3	164	3.1
Other1	(421)	(4.3)	809	5.9	(3,136)	(59.8)

	9,714	100.0	13,628	100.0	5,239	100.0

1
The main items reported under 'Other' are the results of HSBC's holding company and financing operations, which include: net interest earned on free capital held centrally; operating costs incurred by the head office operations in providing stewardship and central management services to HSBC; costs incurred by the Group Service Centres and Shared Service Organisations and their associated recoveries;the UK bank levy; unallocated investment activities; centrally held investment companies; gains arising from the dilution of interests in associates and joint ventures and gains from certain property transactions. 'Other' also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group's movement on own debt is included in GB&M).

HSBC HOLDINGS PLC

Consolidated Income Statement

Consolidated income statement
for the half-year to 30 June 2016

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Interest income	23,011	24,019	23,170
Interest expense	(7,251)	(7,575)	(7,083)

Net interest income	15,760	16,444	16,087

Fee income	8,202	9,372	8,644
Fee expense	(1,616)	(1,647)	(1,664)

Net fee income	6,586	7,725	6,980

Trading income excluding net interest income	4,594	3,520	3,428
Net interest income on trading activities	730	1,053	722

Net trading income	5,324	4,573	4,150

Changes in fair value of long-term debt issued and related derivatives	270	1,324	(461)
Net income/(expense) from other financial instruments designated at fair value	291	1,342	(673)

Net income/(expense) from financial instruments designated at fair value	561	2,666	(1,134)
Gains less losses from financial investments	965	1,874	194
Dividend income	64	68	55
Net insurance premium income	5,356	5,607	4,748
Other operating income	644	836	219

Total operating income	35,260	39,793	31,299

Net insurance claims and benefits paid and movement in liabilities to policyholders	(5,790)	(6,850)	(4,442)

Net operating income before loan impairment charges andother credit risk provisions	29,470	32,943	26,857

Loan impairment charges and other credit risk provisions	(2,366)	(1,439)	(2,282)

Net operating income	27,104	31,504	24,575

Employee compensation and benefits	(9,354)	(10,041)	(9,859)
General and administrative expenses	(7,467)	(8,129)	(9,533)
Depreciation and impairment of property, plant and equipment	(605)	(604)	(665)
Amortisation and impairment of intangible assets and goodwill	(1,202)	(413)	(524)

Total operating expenses	(18,628)	(19,187)	(20,581)

Operating profit	8,476	12,317	3,994

Share of profit in associates and joint ventures	1,238	1,311	1,245

Profit before tax	9,714	13,628	5,239

Tax expense	(2,291)	(2,907)	(864)

Profit for the period	7,423	10,721	4,375

Profit attributable to shareholders of the parent company	6,912	9,618	3,904
Profit attributable to non-controlling interests	511	1,103	471

	$	$	$

Basic earnings per ordinary share	0.32	0.48	0.17
Diluted earnings per ordinary share	0.32	0.48	0.17

HSBC HOLDINGS PLC

Consolidated Statement of Comprehensive Income

Consolidated statement of comprehensive income
for the half-year to 30 June 2016

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Profit for the period	7,423	10,721	4,375

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	1,010	(2,445)	(627)
- fair value gains/(losses)	2,826	(355)	(876)
- fair value gains reclassified to the income statement	(1,228)	(2,317)	(120)
- amounts reclassified to the income statement in respect of impairment losses	24	2	125
- income taxes	(612)	225	244

Cash flow hedges	340	(150)	126
- fair value (losses)/gains	(1,796)	341	363
- fair value losses/(gains) reclassified to the income statement	2,242	(538)	(167)
- income taxes	(106)	47	(70)

Share of other comprehensive (expense)/income of associates and joint ventures	(1)	2	(11)
- share for the period	(1)	2	(11)
- reclassified to income statement on disposal	-	-	-

Exchange differences	(2,713)	(3,267)	(7,678)
- other exchange differences	(2,619)	(3,395)	(7,717)
- income tax attributable to exchange differences	(94)	128	39

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	416	(1,680)	1,781
- before income taxes	533	(2,085)	2,215
- income taxes	(117)	405	(434)

Other comprehensive expense for the period, net of tax	(948)	(7,540)	(6,409)

Total comprehensive income/(expense) for the period	6,475	3,181	(2,034)

Attributable to:
- shareholders of the parent company	6,010	2,856	(2,396)
- non-controlling interests	465	325	362

Total comprehensive income/(expense) for the period	6,475	3,181	(2,034)

HSBC HOLDINGS PLC

Consolidated Balance Sheet

Consolidated balance sheet
at 30 June 2016

	At 30 Jun 2016	At 31 Dec 2015
	$m	$m
Assets

Cash and balances at central banks	128,272	98,934
Items in the course of collection from other banks	6,584	5,768
Hong Kong Government certificates of indebtedness	29,011	28,410
Trading assets	280,295	224,837
Financial assets designated at fair value	23,901	23,852
Derivatives	369,942	288,476
Loans and advances to banks	92,199	90,401
Loans and advances to customers	887,556	924,454
Reverse repurchase agreements - non-trading	187,826	146,255
Financial investments	441,399	428,955
Assets held for sale	50,305	43,900
Prepayments, accrued income and other assets	60,569	54,398
Current tax assets	714	1,221
Interests in associates and joint ventures	19,606	19,139
Goodwill and intangible assets	24,053	24,605
Deferred tax assets	5,917	6,051

Total assets	2,608,149	2,409,656

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation	29,011	28,410
Deposits by banks	69,900	54,371
Customer accounts	1,290,958	1,289,586
Repurchase agreements - non-trading	98,342	80,400
Items in the course of transmission to other banks	7,461	5,638
Trading liabilities	188,698	141,614
Financial liabilities designated at fair value	78,882	66,408
Derivatives	368,414	281,071
Debt securities in issue	87,673	88,949
Liabilities of disposal groups held for sale	43,705	36,840
Accruals, deferred income and other liabilities	42,057	38,116
Current tax liabilities	1,569	783
Liabilities under insurance contracts	73,416	69,938
Provisions	5,797	5,552
Deferred tax liabilities	2,300	1,760
Subordinated liabilities	21,669	22,702

Total liabilities	2,409,852	2,212,138

Equity
Called up share capital	9,906	9,842
Share premium account	12,772	12,421
Other equity instruments	17,110	15,112
Other reserves	5,759	7,109
Retained earnings	145,710	143,976

Total shareholders' equity	191,257	188,460
Non-controlling interests	7,040	9,058

Total equity	198,297	197,518

Total liabilities and equity	2,608,149	2,409,656

HSBC HOLDINGS PLC

Consolidated Statement of Cash Flows

Consolidated statement of cash flows
for the half-year to 30 June 2016

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Cash flows from operating activities
Profit before tax	9,714	13,628	5,239

Adjustments for:
- net gain from investing activities	(1,034)	(1,926)	(9)
- share of profit in associates and joint ventures	(1,238)	(1,311)	(1,245)
- other non-cash items included in profit before tax	5,817	4,522	6,243
- change in operating assets	7,268	12,077	53,751
- change in operating liabilities	59,093	(15,544)	(91,218)
- elimination of exchange differences1	(3,193)	3,951	14,357
- dividends received from associates	619	770	109
- contributions paid to defined benefit plans	(340)	(226)	(438)
- tax paid	(1,668)	(1,351)	(2,501)

Net cash generated from/(used in) operating activities	75,038	14,590	(15,712)

Cash flows from investing activities
Purchase of financial investments	(233,153)	(211,669)	(226,707)
Proceeds from the sale and maturity of financial investments	216,340	208,637	190,999
Purchase of property, plant and equipment	(429)	(620)	(732)
Proceeds from the sale of property, plant and equipment	40	56	47
Net cash inflow from disposal of customer and loan portfolios	4,186	321	1,702
Net purchase of intangible assets	(395)	(400)	(554)
Net cash inflow from disposal of subsidiaries, businesses, associates and joint ventures	16	6	2

Net cash used in investing activities	(13,395)	(3,669)	(35,243)

Cash flows from financing activities
Issue of ordinary share capital	8	9	138
Net (purchases)/sales of own shares for market-making and investment purposes	(78)	139	192
Issue of other equity instruments	1,998	2,459	1,120
Redemption of preference shares and other equity instruments	(1,825)	(462)	-
Subordinated loan capital issued	1,129	1,680	1,500
Subordinated loan capital repaid	(546)	(778)	(1,379)
Dividends paid to ordinary shareholders of the parent company	(3,729)	(1,834)	(4,714)
Dividends paid to non-controlling interests	(702)	(386)	(311)
Dividends paid to holders of other equity instruments	(556)	(428)	(522)

Net cash generated (used in)/from financing activities	(4,301)	399	(3,976)

Net increase/(decrease) in cash and cash equivalents	57,342	11,320	(54,931)

Cash and cash equivalents at the beginning of the period	243,863	301,301	308,792
Exchange differences in respect of cash and cash equivalents	(1,452)	(3,829)	(9,998)

Cash and cash equivalents at the end of the period	299,753	308,792	243,863
For footnote, see page 13.

HSBC HOLDINGS PLC

Consolidated Statement of Changes in Equity

Consolidated statement of changes in equity
for the half-year to 30 June 2016

					Other reserves
	Called up share capital	Share premium	Other equity instru- ments2	Retained earnings	Available- for-sale fair value reserve3	Cash flow hedging reserve3	Foreign exchange reserve3	Merger reserve	Total share- holders' equity	Non- controlling interests4	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2016	9,842	12,421	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518
Profit for the period	-	-	-	6,912	-	-	-	-	6,912	511	7,423

Other comprehensive income (net of tax)	-	-	-	451	1,024	341	(2,718)	-	(902)	(46)	(948)
- available-for-sale investments	-	-	-	-	1,024	-	-	-	1,024	(14)	1,010
- cash flow hedges	-	-	-	-	-	341	-	-	341	(1)	340
- remeasurement of defined benefit asset/liability	-	-	-	452	-	-	-	-	452	(36)	416
- share of other comprehensive income of associates & joint ventures	-	-	-	(1)	-	-	-	-	(1)	-	(1)
- exchange differences	-	-	-	-	-	-	(2,718)	-	(2,718)	5	(2,713)

Total comprehensive income for the period	-	-	-	7,363	1,024	341	(2,718)	-	6,010	465	6,475

Shares issued under employee remuneration and share plans	32	383	-	(407)	-	-	-	-	8	-	8
Shares issued in lieu of dividends and amounts arising thereon	32	(32)	-	1,111	-	-	-	-	1,111	-	1,111
Dividends to shareholders	-	-	-	(6,674)	-	-	-	-	(6,674)	(702)	(7,376)
Capital securities issued	-	-	1,998	-	-	-	-	-	1,998	-	1,998
Cost of share-based payment arrangements	-	-	-	305	-	-	-	-	305	-	305
Other movements	-	-	-	36	3	-	-	-	39	(1,781)	(1,742)

At 30 Jun 2016	9,906	12,772	17,110	145,710	838	375	(22,762)	27,308	191,257	7,040	198,297

At 1 Jan 2015	9,609	11,918	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978
Profit for the period	-	-	-	9,618	-	-	-	-	9,618	1,103	10,721

Other comprehensive income (net of tax)	-	-	-	(1,693)	(1,735)	(151)	(3,183)	-	(6,762)	(778)	(7,540)
- available-for-sale investments	-	-	-	-	(1,735)	-	-	-	(1,735)	(710)	(2,445)
- cash flow hedges	-	-	-	-	-	(151)	-	-	(151)	1	(150)
- remeasurement of defined benefit asset/liability	-	-	-	(1,695)	-	-	-	-	(1,695)	15	(1,680)
- share of other comprehensive income of associates & joint ventures	-	-	-	2	-	-	-	-	2	-	2
- exchange differences	-	-	-	-	-	-	(3,183)	-	(3,183)	(84)	(3,267)

Total comprehensive income for the period	-	-	-	7,925	(1,735)	(151)	(3,183)	-	2,856	325	3,181

Shares issued under employee remuneration and share plans	31	490	-	(512)	-	-	-	-	9	-	9
Shares issued in lieu of dividends and amounts arising thereon	118	(118)	-	2,242	-	-	-	-	2,242	-	2,242
Dividends to shareholders	-	-	-	(6,224)	-	-	-	-	(6,224)	(432)	(6,656)
Capital securities issued	-	-	2,459	-	-	-	-	-	2,459	-	2,459
Cost of share-based payment arrangements	-	-	-	444	-	-	-	-	444	-	444
Other movements	-	-	-	189	5	-	-	-	194	(469)	(275)

At 30 Jun 2015	9,758	12,290	13,991	141,208	413	(93)	(12,448)	27,308	192,427	8,955	201,382

HSBC HOLDINGS PLC

Consolidated Statement of Changes in Equity (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2016 (continued)

					Other reserves
	Called up Share capital	Share premium	Other equity instru- ments	Retained earnings	Available- for-sale fair value reserve3	Cash flow hedging reserve3	Foreign exchange reserve3	Merger reserve	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2015	9,758	12,290	13,991	141,208	413	(93)	(12,448)	27,308	192,427	8,955	201,382
Profit for the period	-	-	-	3,904	-	-	-	-	3,904	471	4,375

Other comprehensive income (net of tax)	-	-	-	1,766	(597)	127	(7,596)	-	(6,300)	(109)	(6,409)
- available-for-sale investments	-	-	-	-	(597)	-	-	-	(597)	(30)	(627)
- cash flow hedges	-	-	-	-	-	127	-	-	127	(1)	126
- remeasurement of defined benefit asset/liability	-	-	-	1,777	-	-	-	-	1,777	4	1,781
- share of other comprehensive income of associates & joint ventures	-	-	-	(11)	-	-	-	-	(11)	-	(11)
- exchange differences	-	-	-	-	-	-	(7,596)	-	(7,596)	(82)	(7,678)

Total comprehensive income for the period	-	-	-	5,670	(597)	127	(7,596)	-	(2,396)	362	(2,034)
Shares issued under employee remuneration and share plans	14	201	-	(77)	-	-	-	-	138	-	138
Shares issued in lieu of dividends and amounts arising thereon	70	(70)	-	920	-	-	-	-	920	-	920
Dividends to shareholders	-	-	-	(4,436)	-	-	-	-	(4,436)	(265)	(4,701)
Capital securities issued	-	-	1,121	-	-	-	-	-	1,121	-	1,121
Cost of share-based payment arrangements	-	-	-	313	-	-	-	-	313	-	313
Other movements	-	-	-	378	(5)	-	-	-	373	6	379

At 31 Dec 2015	9,842	12,421	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518

Footnotes to financial statements

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

2
During June 2016, HSBC Holdings issued $2,000m of perpetual subordinated contingent convertible capital securities, after issuance costs of $6m and tax benefits of $4m, which are classified as equity under IFRSs.

3
At 30 June 2016, our operations in Brazil were classified as held for sale (see Note 11 of the Interim Report 2016). The cumulative amounts of other reserves attributable to these operations were as follows: available-for-sale fair value reserve debit of $33m (30 June 2015: $65m debit; 31 December 2015: $176m debit), nil cash flow hedging reserve (30 June 2015: $29m debit; 31 December 2015: $34m credit) and foreign exchange reserve debit of $1.9bn (30 June 2015: $1.7bn debit; 31 December 2015: $2.6bn debit).

4
During the period HSBC USA Inc. and HSBC Finance Corporation redeemed all outstanding preferred securities at 31 December 2015 ($1,825m). Refer to Note 34 on pages 436 and 437 of the Annual Report and Accounts 2015 for further details of all preferred securities outstanding at 31 December 2015.

1	Basis of preparation and significant accounting policies
(a)    Compliance with International Financial Reporting Standards

The interim condensed consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB') and as endorsed by the EU. These financial statements should be read in conjunction with the Annual Report and Accounts 2015.

At 30 June 2016, there were no unendorsed standards effective for the half-year to 30 June 2016 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2016

There were no new standards applied during the half-year to 30 June 2016. During the period, HSBC applied a number of interpretations and amendments to standards which had an insignificant effect on these financial statements.

(b)    Use of estimates and judgements

Management believes that HSBC's critical accounting estimates and judgements are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. There was no change in the current period to the critical accounting estimates and judgements applied in 2015, which are stated on pages 64 and 353 of the Annual Report and Accounts 2015.

(c)    Composition of Group

There were no material changes in the composition of the HSBC Group in the half-year to 30 June 2016.

(d)    Future accounting developments

Information on future accounting developments and their potential effect on the financial statements of HSBC are provided on pages 347 to 352 of the Annual Report and Accounts 2015. The IFRS 9 'Financial Instruments' Programme's focus continues to be on developing the impairment models and processes which are needed for the parallel run during 2017 in accordance with the project plan and finalising implementation of the more complex requirements. Until sufficient models have been developed and tested, we will not have a reliable understanding of the potential impact on the financial statements and any consequential effects on regulatory capital requirements.

(e)    Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.

(f)    Accounting policies

The accounting policies applied by HSBC for these interim condensed consolidated financial statements are consistent with those described on pages 347 to 469 of the Annual Report and Accounts 2015, as are the methods of computation.

2	Deferred tax
Net deferred tax assets amounted to $3.6bn at 30 June 2016 (30 June 2015: $4.5bn; 31 December 2015: $4.3bn) and mainly relate to timing differences in the US.

3	Dividends
On 3 August 2016, the Directors declared a second interim dividend of $0.10 per ordinary share, in respect of the financial year ending 31 December 2016, a distribution of approximately $1,992m which will be payable on 28 September 2016. No liability is recognised in the financial statements in respect of this dividend.

HSBC HOLDINGS PLC

Additional information (continued)

Dividends paid to shareholders of HSBC Holdings plc

	Half-year to
	30 Jun 2016			30 Jun 2015			31 Dec 2015
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.21	4,137	408	0.20	3,845	2,011	-	-	-
In respect of current year:
- first interim dividend	0.10	1,981	703	0.10	1,951	231	-	-	-
- second interim dividend	-	-	-	-	-	-	0.10	1,956	160
- third interim dividend	-	-	-	-	-	-	0.10	1,958	760

Total	0.31	6,118	1,111	0.30	5,796	2,242	0.20	3,914	920

Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45

Total coupons on capital securities classified as equity

		Half-year to
			30 Jun 2016	30 Jun 2015	31 Dec 2015
	First	Per	Total	Total	Total
	call date	security	$m	$m	$m

Perpetual subordinated capital securities1
- $2,200m	Apr 2013	$2.032	89	89	90
- $3,800m	Dec 2015	$2.000	152	152	152

Perpetual subordinated contingent convertible securities2
- $2,250m	Sep 2024	$63.750	72	72	71
- $1,500m	Jan 2020	$56.250	42	28	42
- €1,500m	Sep 2022	€52.500	44	42	44
- $2,450m	Mar 2025	$63.750	78	-	78
- €1,000m	Sep 2023	€60.000	34	-	-

Total			511	383	477

1	Discretionary coupons are paid quarterly on the perpetual subordinated capital securities, in denominations of $25 per security.

2	Discretionary coupons are paid semi-annually on the perpetual subordinated contingent convertible securities, in denominations of 1,000 per security.

On 15 July 2016, HSBC paid a further coupon on the $2,200m subordinated capital securities of $0.508 per security, representing a total distribution of $45m. On 18 July 2016, HSBC paid a further coupon on the $1,500m subordinated contingent convertible securities, representing a total distribution of $42m. No liability is recognised in the financial statements in respect of these coupon payments.

In June 2016, HSBC issued $2,000m of contingent convertible securities issued at 6.875% which are classified as equity under IFRSs. Discretionary coupons are paid semi-annually on these contingent convertible securities and none were declared in 1H16.

Second interim dividend for 2016 on ordinary shares

On 3 August 2016, the Directors declared a second interim dividend for 2016 of $0.10 per ordinary share. It will be payable on 28 September 2016 to holders of record on 12 August 2016 on the Principal Register in the United Kingdom, and the Hong Kong and Bermuda Overseas Branch Registers. The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 19 September 2016. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 25 August 2016 and elections must be received by 14 September 2016.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 28 September 2016 to the holders of record on 12 August 2016. The dividend will be payable by Euroclear France in euros, at the forward exchange rate quoted by HSBC France on 19 September 2016, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 5 August 2016, 19 August 2016 and 19 September 2016.

The dividend will be payable on American Depositary Shares ('ADS'), each of which represents five ordinary shares, on 28 September 2016 to holders of record on 12 August 2016. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 9 September 2016.

HSBC HOLDINGS PLC

Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 11 August 2016. The ADSs will be quoted ex-dividend in New York on 10 August 2016.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 12 August 2016 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 12 August 2016. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 11 August 2016.

Transfers of ADSs must be lodged with the depositary by 12 noon on 12 August 2016 in order to receive the dividend.

Dividend on 6.20% non-cumulative US Dollar Preference Shares, Series A ('Series A Dollar Preference Shares')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of $1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December 2016 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of $0.3875 per Series A American Depositary Share for the quarter ending 15 September 2016.

The dividend will be payable on 15 September 2016 to holders of record on 30 August 2016.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on 30 August 2016 in order to receive the dividend.

4	Earnings per share
Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Profit attributable to shareholders of the parent company	6,912	9,618	3,904
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(511)	(383)	(477)

Profit attributable to ordinary shareholders of the parent company	6,356	9,190	3,382

Basic and diluted earnings per share

		Half-year to 30 Jun 2016			Half-year to 30 Jun 2015			Half-year to 31 Dec 2015
		Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	Footnotes	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$

Basic	1	6,356	19,672	0.32	9,190	19,249	0.48	3,382	19,380	0.17
Effect of dilutive potential ordinary shares			68			68			137

Diluted	1	6,356	19,740	0.32	9,190	19,317	0.48	3,382	19,517	0.17

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

HSBC HOLDINGS PLC

Additional information (continued)

5	Net fee income

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m

Account services	1,310	1,383	1,362
Funds under management	1,172	1,310	1,260
Cards	1,010	1,120	1,161
Credit facilities	908	989	930
Broking income	530	817	624
Imports/exports	436	485	486
Unit trusts	412	595	412
Underwriting	372	450	312
Remittances	371	387	385
Global custody	330	371	350
Insurance agency commission	228	284	235
Other	1,123	1,181	1,127

Fee income	8,202	9,372	8,644

Less: fee expense	(1,616)	(1,647)	(1,664)

Net fee income	6,586	7,725	6,980

6	Loan impairment charges and other credit risk provisions

	Half-year to
	30 Jun	30 Jun	31 Dec
	2016	2015	2015
	$m	$m	$m
Loan impairment charges
- new allowances net of allowance releases	2,623	1,797	2,603
- recoveries of amounts previously written off	(340)	(350)	(458)

	2,283	1,447	2,145

- individually assessed allowances	1,263	480	1,025
- collectively assessed allowances	1,020	967	1,120
Impairment allowances/(release) of available-for-sale debt securities	34	(38)	21
Other credit risk provisions	49	30	116

Loan impairment charges and other credit risk provisions	2,366	1,439	2,282

	%	%	%
Impairment charges on loans and advances to customers as a percentageof average gross loans and advances to customers (annualised)	0.52	0.31	0.47

7	Segmental analysis
HSBC operates a matrix management structure which includes geographical regions and global businesses. HSBC considers that geographical operating segments represent the most appropriate information for users of the financial statements to best evaluate the nature and financial effects of HSBC's business activities and the economic environment in which it operates. HSBC's operating segments are Europe, Asia, Middle East and North Africa, North America, and Latin America.

HSBC HOLDINGS PLC

		Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Net operating income	1

Half-year to 30 Jun 2016
Net operating income		11,122	11,752	1,334	3,952	2,925	(1,615)	29,470
- external		10,602	10,795	1,340	3,778	2,955	-	29,470
- inter-segment		520	957	(6)	174	(30)	(1,615)	-

Half-year to 30 Jun 2015
Net operating income		11,469	14,065	1,289	4,126	3,558	(1,564)	32,943
- external		10,974	13,148	1,279	3,979	3,563	-	32,943
- inter-segment		495	917	10	147	(5)	(1,564)	-

Half-year to 31 Dec 2015
Net operating income		9,589	11,238	1,276	3,531	3,034	(1,811)	26,857
- external		8,804	10,329	1,280	3,407	3,037	-	26,857
- inter-segment		785	909	(4)	124	(3)	(1,811)	-

Profit/(loss) before tax
Half-year to:
30 Jun 2016		1,579	7,155	985	50	(55)	-	9,714
30 Jun 2015		2,205	9,400	901	690	432	-	13,628
31 Dec 2015		(1,562)	6,363	636	(76)	(122)	-	5,239

	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Balance sheet information

At 30 Jun 2016
Total assets	1,251,513	946,998	58,802	438,658	93,067	(180,889)	2,608,149
Total liabilities	1,193,445	866,283	49,171	399,682	82,160	(180,889)	2,409,852

At 31 Dec 2015
Total assets	1,129,365	889,747	59,236	393,960	86,262	(148,914)	2,409,656
Total liabilities	1,067,127	813,466	49,126	355,506	75,827	(148,914)	2,212,138

1	Net operating income before loan impairment charges and other credit risk provisions.

HSBC HOLDINGS PLC

Additional information (continued)

8	Reconciliation of reported and adjusted items

	Half-year to
	30 Jun 2016	30 Jun 2015	31 Dec 2015
	$m	$m	$m
Revenue1
Reported	29,470	32,943	26,857
Currency translation		(1,594)	(763)
Significant items	(1,602)	(2,171)	136
- debit valuation adjustment on derivative contracts	(151)	(165)	(65)
- disposal costs of Brazilian operations	32	-	18
- fair value movements on non-qualifying hedges2	397	45	282
- (gain)/loss on sale of several tranches of real estate secured accounts in the US	(68)	(17)	231
- gain on disposal of our membership interest in Visa Europe	(584)	-	-
- gain on the partial sale of shareholding in Industrial Bank	-	(1,372)	-
- own credit spread3	(1,226)	(650)	(352)
- (releases)/provisions arising from the ongoing review of compliance with the UK Consumer Credit Act	(2)	(12)	22

Adjusted	27,868	29,178	26,230

Loan impairment charges and other credit risk provisions ('LIC's)
Reported	(2,366)	(1,439)	(2,282)
Currency translation		160	19

Adjusted	(2,366)	(1,279)	(2,263)

Operating expenses
Reported	(18,628)	(19,187)	(20,581)
Currency translation		1,037	519
Significant items	2,683	1,545	2,041
- costs-to-achieve	1,018	-	908
- costs to establish UK ring-fenced bank	94	-	89
- disposal costs of Brazilian operations	11	-	110
- impairment of Global Private Banking - Europe goodwill	800	-	-
- regulatory provisions in GPB	4	147	25
- restructuring and other related costs	-	117	-
- settlements and provisions in connection with legal matters	723	1,144	505
- UK customer redress programmes	33	137	404

Adjusted	(15,945)	(16,605)	(18,021)

Share of profit in associates and joint ventures
Reported	1,238	1,311	1,245
Currency translation		(55)	(30)

Adjusted	1,238	1,256	1,215

Profit before tax
Reported	9,714	13,628	5,239
Currency translation		(452)	(255)
Significant items	1,081	(626)	2,177
- revenue	(1,602)	(2,171)	136
- operating expenses	2,683	1,545	2,041

Adjusted	10,795	12,550	7,161

1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

2	Excludes items where there are substantial offsets in the income statement for the same period.

3
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be     zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.

HSBC HOLDINGS PLC

9	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m
Guarantees and contingent liabilities
Guarantees	86,375	85,855
Other contingent liabilities	546	490

	86,921	86,345

Commitments
Documentary credits and short-term trade-related transactions	9,518	10,168
Forward asset purchases and forward forward deposits placed	3,055	981
Undrawn formal standby facilities, credit lines and other commitments to lend	655,037	655,281

	667,610	666,430
The above table discloses the nominal principal amounts of commitments, guarantees and other contingent liabilities. Contingent liabilities arising from legal proceedings, regulatory and other matters against the Group are disclosed in Note 10 below. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Capital commitments

In addition to the commitments disclosed above, at 30 June 2016 HSBC had $402m (31 December 2015: $468m) of capital commitments contracted but not provided for and $36m (31 December 2015: $100m) of capital commitments authorised but not contracted for.

10	Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 29 of the Annual Report and Accounts 2015. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2016 (see Note 16 of the Interim Report 2016). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

Household International, Inc. ('Household International') and certain former officers were named as defendants in a securities class action lawsuit, Jaffe v. Household International, Inc., et al., filed in the US District Court for the Northern District of Illinois (the 'Illinois District Court') in August 2002. The complaint asserted claims under the US Securities Exchange Act and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International's Consumer Lending operations (some of which ultimately led to a 2002 settlement with 46 states and the District of Columbia) and certain accounting practices, as evidenced by an August 2002 restatement of previously reported consolidated financial statements. A class was certified on behalf of all persons who acquired and disposed of Household International common stock between July 1999 and October 2002.

In April 2009, a jury trial was decided partly in favour of the plaintiffs.

After a court-appointed claims administrator reported that 45,921 claims generated an allowed aggregate loss of approximately $2.2bn, the Illinois District Court entered a partial final judgement against the defendants in October 2013 in the amount of approximately $2.5bn (including pre-judgement interest). The defendants appealed the partial final judgement.

In addition, there were objections regarding approximately $625m in additional claims, prior to the imposition of pre-judgement interest, which remained pending before the Illinois District Court.

In May 2015, the US Court of Appeals for the Seventh Circuit reversed the partial final judgement of the Illinois District Court and remanded the case for a new trial on loss causation.

In June 2016, HSBC reached an agreement to pay $1.575bn to settle all claims. The court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account in July 2016. Final court approval is pending.

HSBC HOLDINGS PLC

Additional information (continued)

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff ('Madoff') was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), is being liquidated in the US by a trustee (the 'Trustee').

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the English High Court, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the action have moved to dismiss the Trustee's US actions. The deadline by which the Trustee must serve HSBC with his English action has been extended to the end of the third quarter of 2016.

Alpha Prime Fund Ltd ('Alpha Prime') and Senator Fund SPC ('Senator'), co-defendants in one of the Trustee's US actions, have each brought cross-claims against certain HSBC defendants. HSBC has moved to dismiss those cross-claims.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, 'Fairfield') (in liquidation since July 2009) have brought lawsuits in the US and the British Virgin Islands ('BVI') against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. Fairfield's US actions are stayed pending the outcome of the action in the BVI (see below).

In December 2014, three additional actions were filed in the US. A purported class of direct investors in Madoff Securities asserted common law claims against various HSBC companies in the United States District Court for the Southern District of New York (the 'New York District Court'). Two investors in Hermes International Fund Limited ('Hermes') also asserted common law claims against various HSBC companies in the New York District Court. HSBC has moved to dismiss both actions. In addition, SPV Optimal SUS Ltd ('SPV OSUS'), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd, filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust.

BVI litigation: Beginning in October 2009, liquidators for Fairfield ('Fairfield Liquidators') commenced lawsuits against fund shareholders, including HSBC companies that acted as nominees for clients, seeking recovery of redemption payments. In March 2016, the BVI court denied a motion brought by certain non-HSBC defendants challenging the Fairfield Liquidators' authorisation to pursue their US claims, which those defendants have appealed.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, 'Kingate') brought an action against HSBC Bank Bermuda Limited ('HBBM') for recovery of funds held in Kingate's accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee's US actions against Kingate and HBBM.

Thema Fund Limited ('Thema') and Hermes each brought three actions in 2009. The first set of actions seeks recovery of funds in frozen accounts held at HSBC Institutional Trust Services (Bermuda) Limited. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HBBM and HSBC Securities Services (Bermuda) Limited. The parties have agreed to a standstill in respect of all three sets of actions.

Cayman Islands litigation: In February 2013, Primeo Fund Limited ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and The Bank of Bermuda (Cayman), alleging breach of contract and breach of fiduciary duty, and claiming damages and equitable compensation. Trial is scheduled to begin in November 2016.

Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution claim and its claim for money damages. Herald has appealed this judgement.

In March 2010, Herald (Lux) SICAV ('Herald (Lux)') (in liquidation since April 2009) brought an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages. Herald (Lux) has also requested the restitution of fees paid to HSSL.

Alpha Prime and Senator have each brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. Both matters have been temporarily suspended at the request of Alpha Prime and Senator, respectively. In April 2015, Senator commenced an action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court.

HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux), and Hermes. Most of these actions have been dismissed, suspended or postponed.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited ('HTIE') and others, alleging breach of contract and claiming damages and indemnification for fund losses. A trial date has not yet been scheduled.

HSBC HOLDINGS PLC

In May 2016, following a hearing on two preliminary issues, HTIE was successful in obtaining an order dismissing two remaining claims by purported shareholders in Thema International Fund plc.

SPV OSUS's action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses was dismissed in October 2015. SPV OSUS's appeal is scheduled for hearing in January 2017.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $800m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

US mortgage-related investigations

In April 2011, HSBC Bank USA N.A. ('HSBC Bank USA') entered into a consent order with the Office of the Comptroller of the Currency ('OCC'), and HSBC Finance Corporation ('HSBC Finance') and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board ('FRB') (together with the OCC order, the 'Servicing Consent Orders'). The Servicing Consent Orders require prescribed actions to address certain foreclosure practice deficiencies. The Servicing Consent Orders also required an independent foreclosure review which, pursuant to amendments to the Servicing Consent Orders in February 2013, ceased and was replaced by a settlement under which HSBC and 12 other participating servicers agreed to provide cash payments and other assistance to eligible borrowers. In June 2015, the OCC issued an amended consent order citing the failure of HSBC Bank USA to be in compliance with all requirements of the OCC order. A failure to satisfy all requirements of the OCC order may result in a variety of regulatory consequences for HSBC Bank USA, including the imposition of civil money penalties.

In February 2016, HSBC Bank USA, HSBC Finance, HSBC Mortgage Services Inc. and HNAH entered into an agreement with the US Department of Justice (the 'DoJ'), the US Department of Housing and Urban Development, the Consumer Financial Protection Bureau, other federal agencies (the 'Federal Parties') and the Attorneys General of 49 states and the District of Columbia (the 'State Parties') to resolve civil claims related to past residential mortgage loan origination and servicing practices (the 'National Mortgage Settlement Agreement'). In addition, in February 2016, the FRB announced the imposition against HSBC Finance and HNAH of a $131m civil money penalty in connection with the FRB's consent order of April 2011. Pursuant to the terms of the FRB's civil money penalty order, the penalty will be satisfied through the cash payments made to the Federal Parties and the consumer relief provided under the National Mortgage Settlement Agreement.

The Servicing Consent Orders and the National Mortgage Settlement Agreement do not completely preclude other enforcement actions by regulatory, governmental or law enforcement agencies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors, which could include the imposition of civil money penalties, criminal fines or other sanctions. In addition, these practices have in the past resulted in private litigation, and may result in further private litigation.

US mortgage securitisation activity and litigation

HSBC Bank USA was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). From 2005 to 2007, HSBC Bank USA purchased and sold $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately $4.9bn as at 30 June 2016. In addition, HSBC Bank USA served as trustee on behalf of various mortgage securitisation trusts.

As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to a number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws relating to property upkeep and tenants' rights. While HSBC believes and continues to maintain that these obligations and any related liabilities are those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

Beginning in June 2014, a number of lawsuits were filed in state and federal court in New York and Ohio against HSBC Bank USA as trustee of over 320 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC's motions to dismiss in several of these lawsuits were, for the most part, denied.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (an indirect subsidiary of HSBC Finance) ('Decision One') have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages, totalling at least $1bn. One of these actions has been scheduled for trial in September 2016.

HSBC Mortgage Corporation (USA) Inc. and Decision One have also been named as defendants in two separate actions filed by Residential Funding Company LLC ('RFC'), a mortgage loan purchase counterparty, seeking unspecified damages in connection with approximately 25,000 mortgage loans.

Since 2010, various HSBC entities have received subpoenas and requests for information from the DoJ and the Massachusetts state Attorney General seeking the production of documents and information regarding HSBC's involvement in specific private-

HSBC HOLDINGS PLC

Additional information (continued)

label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One, received a subpoena from the US Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act ('FIRREA'), concerning the origination, financing, purchase, securitisation and servicing of subprime and non-subprime residential mortgages. Five non-HSBC banks have previously reported settlements with the DoJ of FIRREA and other mortgage-backed securities-related matters. HSBC is cooperating with the US authorities and is continuing to produce documents and information responsive to their requests.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact of these matters, which could be significant.

HSBC expects the focus on mortgage securitisations to continue and may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.

Anti-money laundering and sanctions-related matters

In October 2010, HSBC Bank USA entered into a consent order with the OCC, and HNAH entered into a consent order with the FRB (each an 'Order' and together, the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to the Bank Secrecy Act ('BSA') and AML compliance. HSBC Bank USA is not currently in compliance with the OCC Order. Steps are being taken to address the requirements of the Orders.

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with, among others, the DoJ (the 'US DPA'); and HSBC Holdings consented to a cease-and-desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In addition, HSBC Bank USA entered into civil money penalty orders with the Financial Crimes Enforcement Network of the US Treasury Department and the OCC.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and undertook various further obligations, including, among others, to continue to cooperate fully with the DoJ in any and all investigations, not to commit any crime under US federal law subsequent to the signing of the agreement, and to retain an independent compliance monitor (the 'Monitor'). In January 2016, the Monitor delivered his second annual follow-up review report. Through his country-level reviews, the Monitor identified potential anti-money laundering and sanctions compliance issues that the DoJ and HSBC are reviewing further. Additionally, as discussed elsewhere in this Note, HSBC is the subject of other ongoing investigations and reviews by the DoJ. The potential consequences of breaching the US DPA, as well as the role of the Monitor and his second annual review, are discussed on pages 113 and 116 of the Annual Report and Accounts 2015.

HSBC Bank USA also entered into two consent orders with the OCC. These required HSBC Bank USA to correct the circumstances noted in the OCC's report and to adopt an enterprise-wide compliance programme, and imposed restrictions on acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC's prior approval.

These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC's compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the 'Nominal Corporate Defendants') in New York state court against certain current and former directors and officers of those HSBC companies (the 'Individual Defendants'). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. In November 2015, the New York state court granted the Nominal Corporate Defendants' motion to dismiss. The plaintiff has appealed that decision.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned subsidiary, HSBC Bank Canada, relating to HSBC's compliance with BSA, AML, sanctions and other laws.

In November 2014, a complaint was filed in the US District Court for the Eastern District of New York on behalf of representatives of US persons alleged to have been killed or injured in Iraq between April 2004 and November 2011. The complaint was filed against HSBC Holdings, HSBC Bank plc, HSBC Bank USA and HSBC Bank Middle East, as well as other non-HSBC banks and the Islamic Republic of Iran. The plaintiffs allege that defendants violated the US Anti-Terrorism Act ('US ATA') by altering or falsifying payment messages involving Iran, Iranian parties and Iranian banks for transactions processed through the US. Defendants filed a motion to dismiss in May 2015.

In November 2015, a complaint was filed in the Illinois District Court on behalf of representatives of US persons alleged to have been killed or injured in terrorist attacks on three hotels in Amman, Jordan in 2005. The complaint was filed against HSBC

HSBC HOLDINGS PLC

Holdings, HSBC Bank USA, HNAH, HSI, HSBC Finance, HSBC USA Inc. and HSBC Bank Middle East, as well as a non-HSBC bank. The plaintiffs allege that the HSBC defendants violated the US ATA by failing to enforce due diligence methods to prevent its financial services from being used to support the terrorist attacks.
In February 2016, a complaint was filed in the US District Court for the Southern District of Texas by representatives of US persons alleged to have been killed or injured in Mexico by Mexican drug cartels. The complaint was filed against HSBC Holdings, HSBC Bank USA, HSBC México SA, and Grupo Financiero HSBC. The plaintiffs allege that defendants violated the US ATA by providing financial services to individuals and entities associated with the Mexican drug cartels. In June 2016, HSBC filed a motion to transfer the case to the New York District Court, and a motion to dismiss in respect of certain of the HSBC defendants.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing or any possible impact on HSBC, which could be significant.
Tax-related investigations
HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Private Bank (Suisse) SA ('HSBC Swiss Private Bank') and an HSBC company in India, acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had previously been authorised.
In addition, various tax administration, regulatory and law enforcement authorities around the world, including in Belgium, France, Argentina and India, are conducting investigations and reviews of HSBC Swiss Private Bank and other HSBC companies in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC Swiss Private Bank has been placed under formal criminal examination by magistrates in both Belgium and France. In April 2015, HSBC Holdings was informed that it has been placed under formal criminal investigation by the French magistrates in connection with the conduct of HSBC Swiss Private Bank in 2006 and 2007 for alleged tax offences, and a €1bn bail was imposed. HSBC Holdings appealed the magistrates' decision and, in June 2015, bail was reduced to €100m. The ultimate financial impact of this matter could differ significantly, however, from the bail amount of €100m. In March 2016, HSBC was informed that the French magistrates are of the view that they have completed their investigation with respect to HSBC Swiss Private Bank and HSBC Holdings, and have referred the matter to the public prosecutor for a recommendation on any potential charges to be brought.
In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations.
In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and its Dubai entity for abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show why such prosecution should not be initiated.
HSBC is cooperating with the relevant authorities. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews, which could be significant.
In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.
Mossack Fonseca & Co.
HSBC has received requests for information from various regulatory and law enforcement authorities around the world concerning persons and entities believed to be linked to Mossack Fonseca & Co., a service provider of personal investment companies. HSBC is cooperating with the relevant authorities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and Switzerland, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.
In May 2014, HSBC received a Statement of Objections from the European Commission (the 'Commission'), alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC responded to

HSBC HOLDINGS PLC

Additional information (continued)

the Commission's Statement of Objections in March 2015, and a hearing before the Commission took place in June 2015. A decision by the Commission is pending.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('US CEA'), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.
The New York District Court has issued decisions dismissing certain of the claims in response to motions filed by the defendants. Those decisions resulted in the dismissal of the plaintiffs' federal and state antitrust claims, racketeering claims, and unjust enrichment claims. Dismissal of certain of these claims was appealed to the US Court of Appeals for the Second Circuit, which reversed the New York District Court's dismissal of plaintiffs' antitrust claims in May 2016.
Euroyen Tokyo interbank offered rate ('Tibor') and/or Japanese yen Libor: In April 2012 and July 2015, HSBC and other panel banks were named as defendants in putative class actions filed in the New York District Court on behalf of persons who transacted in financial instruments allegedly related to the euroyen Tibor and/or Japanese yen Libor. The complaints allege, among other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association's euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In May 2016, HSBC reached an agreement in principle with plaintiffs to resolve both of these actions, subject to court approval. The court granted preliminary approval of the settlement in June 2016, and HSBC made payment of the agreed settlement amount into an escrow account. The final settlement approval hearing is scheduled for November 2016.
Euribor: In November 2013, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, among other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA and state law. In May 2016, HSBC reached an agreement in principle with plaintiffs to resolve this action, subject to court approval.
Singapore Interbank Offered Rate ('SIBOR') and/or Singapore Swap Offer Rate ('SOR'): In July 2016, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in products related to SIBOR and/or SOR. The complaint alleges, among other things, misconduct related to SIBOR and/or SOR in violation of US antitrust and racketeering laws, and state law. This matter is at an early stage.
US dollar International Swaps and Derivatives Association fix ('ISDAfix'): In September 2014, HSBC and other panel banks were named as defendants in a number of putative class actions consolidated in the New York District Court on behalf of persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The consolidated complaint alleges, among other things, misconduct related to these activities in violation of US antitrust laws, the US CEA and state law. HSBC's motion to dismiss the complaint was denied in March 2016.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Foreign exchange rate investigations and litigation
Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Brazil and South Korea, are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.
In May 2015, the DoJ resolved its investigations with respect to five non-HSBC financial institutions, four of whom agreed to plead guilty to criminal charges of conspiring to manipulate prices in the foreign exchange spot market, and resulting in the imposition of criminal fines in the aggregate of more than $2.5bn. Additional penalties were imposed at the same time by the FRB and other banking regulators. HSBC was not a party to these resolutions, and investigations into HSBC by the DoJ, FRB and others around the world continue.
In late 2013 and early 2014, HSBC and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The court has not yet set a date for the final approval hearing.
In June 2015, a putative class action was filed in the New York District Court making similar allegations on behalf of Employee Retirement Income Security Act of 1974 ('ERISA') plan participants, and another complaint was filed in the US District Court for the Northern District of California in May 2015. HSBC filed a motion to transfer the California action to New York, which was granted in November 2015.
In September 2015, two additional putative class actions making similar allegations under Canadian law were issued in Canada against various HSBC companies and other financial institutions.

HSBC HOLDINGS PLC

As at 30 June 2016, HSBC has recognised a provision in the amount of $1.2bn. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.
Precious metals fix-related investigations and litigation
Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC's precious metals operations and trading. HSBC is cooperating with these investigations and reviews. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation; however, the Criminal Fraud Section's investigation remains ongoing.
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants moved to dismiss the consolidated action and a hearing took place in April 2016.
In December 2015, a putative class action under Canadian law was filed in the Ontario Superior Court of Justice against various HSBC companies and other financial institutions. Plaintiffs allege that, from January 2004 to March 2014, defendants conspired to manipulate the price of gold and gold-related investment instruments in violation of the Canadian Competition Act and common law.
Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 1999 to the present, defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. Defendants moved to dismiss the consolidated action and a hearing took place in April 2016.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. Plaintiffs in both actions allege that, from January 1999 to August 2014, defendants conspired to manipulate the price of silver and silver-related investment instruments in violation of the Canadian Competition Act and common law. These actions are at an early stage.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to the present, defendants conspired to manipulate the price of platinum group metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. Defendants have moved to dismiss the action.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Credit default swap litigation
Various HSBC companies, among other financial institutions, ISDA, and Markit, were named as defendants in numerous putative class actions filed in the New York District Court and the Illinois District Court. The actions alleged that the defendants, violated US antitrust laws by, among other things, conspiring to restrict access to credit default swap pricing exchanges and block new entrants into the exchange market. The actions were subsequently consolidated in the New York District Court. In September 2015, the HSBC defendants reached an agreement with plaintiffs to resolve the consolidated action, and final court approval of that settlement was granted in April 2016.
Interest rate swap litigation
In February 2016, various HSBC companies, among others, were added as defendants to a pending putative class action filed in the New York District Court. The amended complaint, along with other complaints filed in the New York District Court and the Illinois District Court, alleged that the defendants violated US antitrust laws by, among other things, conspiring to boycott and eliminate various entities and practices that would have brought exchange trading to buy‐side investors in the interest rate swaps marketplace. In June 2016, the actions were consolidated in the New York District Court. This matter is at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Economic plans: HSBC Bank Brasil S.A.
In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. ('HSBC Brazil'), alleging, among other things, that savings account balances were adjusted by a different price index than that contractually agreed,

HSBC HOLDINGS PLC

Additional information (continued)

which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court's final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court is considering matters relating to, among other things, contractual and punitive interest rates to be applied to calculate any loss of income.
In July 2016, HSBC completed the sale of HSBC Brazil to Banco Bradesco S.A. (see Note 11).
Fédération Internationale de Football Association ('FIFA') related investigations
HSBC has received inquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions, or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ's investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Hiring practices investigation
The US Securities and Exchange Commission (the 'SEC') is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC's investigation.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

11	Events after the balance sheet date
On 1 July 2016, we sold our operations in Brazil, comprising HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. (collectively 'HSBC Brazil'), to Banco Bradesco S.A. for cash consideration of $4.9bn and recognised a loss on disposal of $1.7bn. HSBC Brazil was classified as held for sale at 30 June 2016 (see Note 11 of the Interim Report 2016).
On 3 August 2016, the Board approved a share buy-back programme of up to $2.5bn.
A second interim dividend for the financial year ending 31 December 2016 was declared by the Directors on 3 August 2016, as described in Note 2 of the Interim Report 2016.

12	Capital structure
Capital ratios

	At
	30 Jun	31 Dec
	2016	2015
	%	%
Transitional basis
Common equity tier 1 ratio1	12.1	11.9
Tier 1 ratio	14.1	13.9
Total capital ratio	17.3	17.2

HSBC HOLDINGS PLC

Total regulatory capital and risk-weighted assets

	At
	30 Jun	31 Dec
	2016	2015
	$m	$m
Transitional basis
Common equity tier 1 capital1	130,670	130,863
Additional tier 1 capital	21,642	22,440
Tier 2 capital	34,481	36,530

Total regulatory capital	186,793	189,833

Risk-weighted assets	1,082,184	1,102,995

Leverage ratio

	At
	30 Jun	31 Dec
	2016	2015
	$bn	$bn

Exposure measure after regulatory adjustments	2,788	2,794
Tier 1 capital (end point)	142	140
Leverage ratio	5.1%	5.0%
Exposure measure after regulatory adjustments - quarterly average	2,819
Leverage ratio - quarterly average	5.1%

1	Since 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios have been aligned for HSBC Holdings plc.

13	Statutory accounts
The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2015 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group's auditors, PricewaterhouseCoopers LLP, has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which PricewaterhouseCoopers LLP drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2016. The Interim Report 2016 was approved by the Board of Directors on 3 August 2016. The unaudited interim consolidated financial statements have been reviewed by the Group's auditor, PricewaterhouseCoopers LLP, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2016.

14	Dealings in HSBC Holdings plc listed securities
Except for dealings as intermediaries by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries purchased, sold or redeemed any of its securities listed on the Stock Exchange of Hong Kong Limited during the half-year ended 30 June 2016.

HSBC HOLDINGS PLC

Additional information (continued)

15	Proposed interim dividends for 2016
The Board has adopted a policy of paying quarterly dividends on the ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2016 that have not yet been declared are as follows:

	Third interim dividend for 2016	Fourth interim dividend for 2016

Announcement	3 Oct 2016	21 Feb 2017
ADSs quoted ex-dividend in New York	19 Oct 2016	22 Feb 2017
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	20 Oct 2016	23 Feb 2017
Record date in London, Hong Kong, New York, Paris and Bermuda1	21 Oct 2016	24 Feb 2017
Payment date	6 Dec 2016	6 Apr 2017

1	Removals from or transfers to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register will not be permitted on these dates.

16	Earnings Release and Final results
An earnings release for the three-month period ending 30 September 2016 is expected to be issued on 7 November 2016. The results for the year to 31 December 2016 are expected to be announced on 21 February 2017.

17	Corporate governance codes
Throughout the six months to 30 June 2016, HSBC Holdings has complied with the applicable code provisions of: The UK Corporate Governance Code issued by the Financial Reporting Council in September 2014; and the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited1. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
The Board has adopted a dealing code for transactions in HSBC Group securities by Directors ('Code for Dealing in HSBC Group Securities'). For the period under review, this code met the requirements of the FCA Listing Rules and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Rules which take into account accepted practices in the UK, particularly in respect of employee share plans.
Following specific enquiry, each Director has confirmed that he or she has complied with the Code for Dealing throughout the period. All Directors have been routinely reminded of their obligations under the Code for Dealing in HSBC Group Securities.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2015 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 28 of the Interim Report 2016.
The Directors of HSBC Holdings plc as at the date of this announcement are:
Phillip Ameen*, Kathleen Casey*, Laura Cha*, Henri de Castries*, Lord Evans of Weardale*, Joachim Faber*, Douglas Flint, Stuart Gulliver, Sam Laidlaw*, Irene Lee*, John Lipsky*, Rachel Lomax*, Iain Mackay, Heidi Miller*, Marc Moses, David Nish*, Jonathan Symonds*, Pauline van der Meer Mohr* and Paul Walsh*

*	Independent non-executive Director.
The Group Audit Committee has reviewed the results for the half-year to 30 June 2016.

1
The Group Risk Committee is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). In the absence of the Group Risk Committee, these matters would be the responsibility of the Group Audit Committee.

18	Interim Report 2016
The Interim Report 2016 will be sent to shareholders on or about 25 August 2016. Copies of the Interim Report 2016 and this Media Release may be obtained from External Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Investor Relations, HSBC North America, 1421 West Shure Drive, Suite 100, Arlington Heights, Illinois 60004. The Interim Report 2016 and Media Release may also be downloaded from the HSBC website, www.hsbc.com.
A Chinese translation of the Interim Report 2016 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

HSBC HOLDINGS PLC

The Interim Report 2016 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

19	For further information contact:

Media Relations Heidi Ashley Telephone: +44 (0)20 7992 2045
Investor Relations UK Telephone: +44 (0)20 7991 5072
Gareth Hewett Telephone: +852 2822 4929
HK Telephone: +852 2822 4908
Robert Sherman Telephone: +1 212 525 6901

HSBC HOLDINGS PLC

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/0584G_1-2016-8-2.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 3 August 2016